                                      FORM 11-K

                FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                  AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934




                   [x]  Annual Report Pursuant to Section 15(d) of
                         the Securities Exchange Act of 1934


                              For the fiscal year ended
                                  December 31, 1996

                                          or

                   [ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


                              --------------------------

                                   Commission File
                                    No. 033-57633

                              --------------------------

              THE GREAT LAKES BANCORP 401(k) SAVINGS AND INVESTMENT PLAN
              ----------------------------------------------------------
                               (Full title of the plan)

                              TCF FINANCIAL CORPORATION
        ---------------------------------------------------------------------
             (Name of issuer of the securities held pursuant to the plan)

            801 Marquette Avenue, Suite 302, Minneapolis, Minnesota 55402
            -------------------------------------------------------------
                 (Address and zip code of principal executive office)

                                        Index


                                                                           PAGE NO.
                                                                           --------
Financial Statements and Exhibits

    Independent Auditors' Report                                                 3

    Statements of Net Assets Available for Plan Participants
         - at December 31, 1996 and 1995                                       4-5

    Statements of Changes in Net Assets Available for Plan Participants
         - Years ended December 31, 1996, 1995 and 1994                        6-8

    Notes to Financial Statements                                             9-13

    Supplemental Schedules                                                   14-15

Signatures                                                                      16

Index to Exhibits                                                               17


[LOGO]

                             INDEPENDENT AUDITORS' REPORT




The Benefits Administration Committee
  of Great Lakes Bancorp
   Savings and Investment Plan:


We have audited the accompanying statements of net assets available for plan participants of the Great Lakes Bancorp Savings and Investment Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan participants for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 1 to the financial statements, the Plan was terminated effective December 31, 1995.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan participants at December 31, 1996 and 1995, and the changes in those net assets for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan participants and the statements of changes in net assets available for plan participants is presented for purposes of additional analysis rather than to present the net assets available for plan participants and changes in net assets available for plan participants of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.


                   /s/ KPMG Peat Marwick LLP


Minneapolis, Minnesota
June 23, 1997

                                 GREAT LAKES BANCORP
                             SAVINGS AND INVESTMENT PLAN

                 Statement of Assets Available for Plan Participants

                                  December 31, 1996


                                               Fixed      Great Lakes  Fidelity   Fidelity   Fidelity
                                               Income        Stock       Bond     Balanced   Blue Chip     Loan
                 Assets                         Fund         Fund        Fund       Fund       Fund        Fund         Total
-------------------------------------------------------------------------------------------------------------------------------
Cash equivalents                              $      0       99,670         0          0          0          0        99,670
-------------------------------------------------------------------------------------------------------------------------------
         Assets available for plan benefits   $      0       99,670         0          0          0          0        99,670
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Assets available for benefits to:
   Withdrawn plan participants                       0       99,670         0          0          0          0        99,670
-------------------------------------------------------------------------------------------------------------------------------

         Total assets available for benefits  $      0       99,670         0          0          0          0        99,670
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------



See accompanying notes to financial statements.

                                 GREAT LAKES BANCORP
                             SAVINGS AND INVESTMENT PLAN

                 Statement of Assets Available for Plan Participants

                                  December 31, 1995


                                                   Fixed      Great Lakes   Fidelity   Fidelity    Fidelity
                                                   Income        Stock        Bond     Balanced    Blue Chip    Loan
               Assets                               Fund          Fund        Fund       Fund        Fund       Fund      Total
------------------------------------------------------------------------------------------------------------------------------------
Investments, at fair value:
   TCF Financial Corporation common stock       $          0     11,457,047          0          0           0        0  11,457,047
   Great Lakes Bancorp certificate of deposit      1,388,767              0          0          0           0        0   1,388,767
   Fidelity Investment pooled funds                        0              0    232,775    570,668   1,022,510        0   1,825,953
Participant loans                                          0              0          0          0           0   80,098      80,098
------------------------------------------------------------------------------------------------------------------------------------
         Total investments                         1,388,767     11,457,047    232,775    570,668   1,022,510   80,098  14,751,865
------------------------------------------------------------------------------------------------------------------------------------

         Assets available for benefits          $  1,388,767     11,457,047    232,775    570,668   1,022,510   80,098  14,751,865
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Assets available for benefits to:
   Withdrawn plan participants                       457,038      2,426,055    136,021    199,203     148,870        0   3,367,187
   Current plan participants                         931,729      9,030,992     96,754    371,465     873,640   80,098  11,384,678
------------------------------------------------------------------------------------------------------------------------------------

         Total assets available for benefits    $  1,388,767     11,457,047    232,775    570,668   1,022,510   80,098  14,751,865
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------



See accompanying notes to financial statements.

                                 GREAT LAKES BANCORP
                             SAVINGS AND INVESTMENT PLAN

          Statement of Changes in Net Assets Available for Plan Participants

                             Year ended December 31, 1996


                                            Fixed      Great Lakes  Fidelity  Fidelity    Fidelity
                                            Income        Stock       Bond    Balanced    Blue Chip   Loan    Insurance
                                             Fund         Fund        Fund      Fund        Fund      Fund    Contracts    Total
------------------------------------------------------------------------------------------------------------------------------------
Investment income:
   Interest                               $   27,062           0         0          0            0         0        0      27,062
   Realized gains                                  0   4,599,536     7,350     47,214      179,660         0        0   4,833,760
   Change in unrealized appreciation
       (depreciation)                              0  (3,879,974)   (8,217)   (55,026)    (157,232)        0        0  (4,100,449)
------------------------------------------------------------------------------------------------------------------------------------

       Net investment income (loss)           27,062     719,562      (867)    (7,812)      22,428         0        0     760,373

Contributions:
   Employees, net of transfer                 (1,559)       (635)        0          0          (50)        0    2,244           0
   Employer                                        0           0         0          0            0         0        0           0
------------------------------------------------------------------------------------------------------------------------------------
       Total contributions                    (1,559)       (635)        0          0          (50)        0    2,244           0
------------------------------------------------------------------------------------------------------------------------------------

       Total additions                        25,503     718,927      (867)    (7,812)      22,378         0    2,244     760,373

Benefit payments                           1,416,661  12,096,485   231,674    563,436    1,045,013    40,338        0  15,393,607
Loan repayments                               (3,976)    (33,372)        0     (1,198)      (1,214)   39,760        0           0
Trustee expenses                               1,585      13,191       234        618        1,089         0        0      16,717
Employee insurance contract premiums               0           0         0          0            0         0    2,244       2,244
------------------------------------------------------------------------------------------------------------------------------------
       Total deductions                    1,414,270  12,076,304   231,908    562,856    1,044,888    80,098    2,244  15,412,568
------------------------------------------------------------------------------------------------------------------------------------

Decrease in net assets available
   for plan participants                  (1,388,767)(11,357,377) (232,775)  (570,668)  (1,022,510)  (80,098)       0 (14,652,195)

Net assets available for plan participants:
   Beginning of year                       1,388,767  11,457,047   232,775    570,668    1,022,510    80,098        0  14,751,865
------------------------------------------------------------------------------------------------------------------------------------

   End of year                            $        0      99,670         0          0            0         0        0      99,670
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------



See accompanying note to financial statements.

                                 GREAT LAKES BANCORP
                             SAVINGS AND INVESTMENT PLAN

          Statement of Changes in Net Assets Available for Plan Participants

                             Year ended December 31, 1995



                                            Fixed    Great Lakes   Fidelity  Fidelity    Fidelity
                                            Income      Stock        Bond    Balanced    Blue Chip    Loan    Insurance
                                             Fund        Fund        Fund      Fund        Fund       Fund    Contracts    Total
------------------------------------------------------------------------------------------------------------------------------------
Investment income:
   Interest                             $    104,292           0         0          0            0         0        0     104,292
   Realized gains                                  0   1,907,166    (1,024)     6,437      146,001         0        0   2,058,580
   Change in unrealized appreciation               0   5,074,925    22,947     99,966      186,443         0        0   5,384,281
------------------------------------------------------------------------------------------------------------------------------------
         Net investment income               104,292   6,982,091    21,923    106,403      332,444         0        0   7,547,153
------------------------------------------------------------------------------------------------------------------------------------

Contributions:
   Employees, net of transfer              1,148,463    (416,165)  119,249     67,559      (15,368)        0   11,427     915,165
   Employer                                        0     260,830         0          0            0         0        0     260,830
------------------------------------------------------------------------------------------------------------------------------------
         Total contributions               1,148,463    (155,335)  119,249     67,559      (15,368)        0   11,427   1,175,995
------------------------------------------------------------------------------------------------------------------------------------

         Total additions                   1,252,755   6,826,756   141,172    173,962      317,076         0   11,427   8,723,148

Benefit payments                           1,407,451   5,442,888    64,993    381,375      467,067    85,428        0   7,849,202
Loan repayments                              (14,421)    (60,495)     (251)   (33,021)      (3,162)  111,350        0           0
Trustee expenses                               2,038      15,773       252        978        1,745         0        0      20,786
Employee insurance contract premiums               0           0         0          0            0         0   11,427      11,427
------------------------------------------------------------------------------------------------------------------------------------
         Total deductions                  1,395,068   5,398,166    64,994    349,332      465,650   196,778   11,427   7,881,415
------------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
   available for plan participants          (142,313)  1,428,590    76,178   (175,370)    (148,574) (196,778)       0     841,733

Net assets available for plan participants:
   Beginning of year                       1,531,080  10,028,457   156,597    746,038    1,171,084   276,876        0  13,910,132
------------------------------------------------------------------------------------------------------------------------------------

   End of year                          $  1,388,767  11,457,047   232,775    570,668    1,022,510    80,098        0  14,751,865
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------



See accompanying notes to financial statements.

                                 GREAT LAKES BANCORP
                             SAVINGS AND INVESTMENT PLAN

          Statement of Changes in Net Assets Available for Plan Participants

                             Year ended December 31, 1994


                                                 Fixed       Great Lakes     Fidelity     Fidelity
                                                 Income         Stock      Money Market     Bond
                                                  Fund          Fund           Fund         Fund
-----------------------------------------------------------------------------------------------------
Investment income (loss):
   Interest                                     $  62,936             0           777            0
   Realized gains                                       0        14,184             0         (653)
   Change in unrealized appreciation
       (depreciation)                                   0     2,006,792             0         (908)
-----------------------------------------------------------------------------------------------------
            Net investment income (loss)           62,936     2,020,976           777       (1,561)

Contributions:
   Employees, net of transfer                      73,318       602,206       (96,446)      40,809
   Employer                                             0       221,902             0            0
   Loans                                          (67,950)      (83,432)            0       (2,561)
-----------------------------------------------------------------------------------------------------
            Total contributions                     5,368       740,676       (96,446)      38,248
-----------------------------------------------------------------------------------------------------

            Total additions                        68,304     2,761,652       (95,669)      36,687

Benefit payments                                  229,162       461,266           219       12,236
Loan repayments                                   (24,258)      (62,700)         (209)        (658)
Employee insurance contract premiums                    0             0             0            0
-----------------------------------------------------------------------------------------------------
            Total deductions                      204,904       398,566            10       11,578
-----------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
   available for plan participants               (136,600)    2,363,086       (95,679)      25,109

Net assets available for plan participants:
   Beginning of year                            1,667,680     7,665,371        95,679      131,488
-----------------------------------------------------------------------------------------------------

   End of year                               $  1,531,080    10,028,457             0      156,597
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------


                                              Fidelity    Fidelity
                                              Balanced    Blue Chip      Loan        Insurance
                                                Fund        Fund         Fund        Contracts    Total
-----------------------------------------------------------------------------------------------------------
Investment income (loss):
   Interest                                   $     0            0            0            0       63,713
   Realized gains                              (1,292)      56,662            0            0       68,901
   Change in unrealized appreciation
       (depreciation)                         (47,455)      65,740            0            0    2,024,169
-----------------------------------------------------------------------------------------------------------
            Net investment income (loss)      (48,747)     122,402            0            0    2,156,783

Contributions:
   Employees, net of transfer                 116,435      257,698            0       12,974    1,006,994
   Employer                                         0            0            0            0      221,902
   Loans                                      (14,355)     (27,952)     196,250            0            0
-----------------------------------------------------------------------------------------------------------
            Total contributions               102,080      229,746      196,250       12,974    1,228,896
-----------------------------------------------------------------------------------------------------------

            Total additions                    53,333      352,148      196,250       12,974    3,385,679

Benefit payments                              248,119      586,861        8,100            0    1,545,963
Loan repayments                               (11,637)      (8,590)     108,052            0            0
Employee insurance contract premiums                0            0            0       12,974       12,974
-----------------------------------------------------------------------------------------------------------
            Total deductions                  236,482      578,271      116,152       12,974    1,558,937
-----------------------------------------------------------------------------------------------------------

Increase (decrease) in net assets
   available for plan participants           (183,149)    (226,123)      80,098            0    1,826,742

Net assets available for plan participants:
   Beginning of year                          929,187    1,397,207      196,778            0   12,083,390
-----------------------------------------------------------------------------------------------------------

   End of year                              $ 746,038    1,171,084      276,876            0   13,910,132
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                 GREAT LAKES BANCORP
                             SAVINGS AND INVESTMENT PLAN

                            Notes to Financial Statements

                              December 31, 1996 and 1995


(1)  DESCRIPTION OF THE PLAN

     The following description of the Great Lakes Bancorp Savings and Investment
       Plan (the Plan), which is a 401(k) plan, is provided for general information purposes only. Reference should be made to the plan agreement for more complete information.

     The Plan is a contributory, defined contribution plan available to substantially all salaried employees of Great Lakes Bancorp (the Bank). To be eligible, an employee must have attained the age of 21 and have at least one year of qualifying service. The Plan became effective April 1, 1984, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Under the terms of the agreement with the Bank, each participant's account is credited with the participant's voluntary contribution, the Bank's contribution, and a proportionate share of plan earnings. Participants are fully vested in their voluntary contributions plus the actual earnings thereon at all times. Employer contributions vest 100% upon death, disability, or normal retirement and during employment at 20% per year of service. A participant qualifies for payment of vested plan benefits when employment with the Bank ends for any reason or age 59.5 is reached. If termination occurs after age 65, a participant may elect to delay payment of benefits until the April 1 following the attainment of age 70.5. Subject to predefined hardship conditions and terms, a participant may make voluntary withdrawals while employed. Nonvested employer contributions that are forfeited due to terminations are first allocated to reduce contributions of the employer, then to legal fees and trustee compensation, and then to supplementary contributions that are distributed to each eligible participant based on the participant's portion of credible compensation to total compensation paid to all eligible participants.

     MERGER

     On February 8, 1995, the Bank merged with TCF Financial Corporation. The
       Plan's investment in the Bank's common stock was exchanged for the common stock of TCF Financial Corporation.

     All employee and matching contributions to the Plan ceased on December 31, 1995. Beginning January 1, 1996, the Bank's employees were offered participation in the TCF Employees Stock Ownership Plan 401(k)--(TCF
       Plan).

                                                                     (Continued)

                                 GREAT LAKES BANCORP
                             SAVINGS AND INVESTMENT PLAN


     PLAN TERMINATION

     In connection with the merger of the Bank and TCF, the Plan was terminated on December 31, 1995. Approval by the Internal Revenue Service (IRS) for termination of the Plan was received on February 14, 1996. Participants with account balances on January 1, 1995 became 100% vested in the Company's matching contributions. On April 30, 1996, the assets in the Plan were liquidated for final distribution to the participants. At this time, the participants were given the option to: 1) rollover their account balance to the TCF Plan; 2) rollover their account balance to an individual retirement account (IRA); 3) receive a distribution of their account balance; or 4) a combination of two of the above options, provided one of the two was a rollover to the TCF Plan.

(2)  SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying financial statements are presented on an accrual basis of accounting. Insurance contracts purchased on behalf of participants are not included among the assets of the Plan.

     INVESTMENTS

     Investments are stated at fair value as determined by quoted market prices.
       Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses from sales of common stock in the Great Lakes Stock Fund are reported on the average cost method. Realized gains and losses from sales of all other securities are reported on the first-in, first-out method.

(3)  CONTRIBUTIONS

     Prior to October 1, 1994, participants could elect to have contributions made to the Plan on their behalf of not less than 1% nor more than 12% of their credible annual compensation (generally inclusive of bonuses, commissions, overtime) or make contributions to the Plan and/or any other tax qualified plan of the bank of not more than $7,000 in any taxable year of the participant. Effective October 1, 1994, the Plan was amended to provide that no further elective contributions be made to the Plan during the 1994 plan year. It was again amended effective
       January 1, 1995 to provide that the maximum limit on elective contributions made during 1995 be 6%.

     The Bank's matching contributions equaled 50% of the participants' elective contribution to the Stock Fund up to a maximum of $3,600 or 6% of the participants' credible annual compensation prior to October 1, 1994. The matching contribution was invested in the Stock Fund. Effective
       October 1, 1994, the Plan was amended to provide that no matching contributions be made on any elective contributions that are distributed back to the participants, due to exceeding the limitations of $30,000 or 25% of annual compensation allocated to all defined contribution plans of the Bank.

                                                                     (Continued)

                                 GREAT LAKES BANCORP
                             SAVINGS AND INVESTMENT PLAN


     A formula was used to fund, on a monthly basis, the estimated amount of the annual matching contribution by the Bank. As the components of the formula change, the actual contribution requirements change. This can result in an overcontributed or undercontributed position. A receivable was established for an undercontributed position, and overcontributed amounts were recorded as liabilities and applied against subsequent matching contributions.

(4)  INVESTMENTS

     The following investments represent five percent or more of the Plan's net assets available for benefits at December 31:


                                                                      Current
                       1996                                            value
         -----------------------------------------------------------------------

          First American Prime Obligation Class C               $      99,670

                       1995
         -----------------------------------------------------------------------

          TCF Financial Corporation common stock                $  11,457,047
          Great Lakes Bancorp certificate of deposit                1,388,767
          Fidelity Blue Chip Fund                                   1,022,510


(5) INCOME TAX STATUS

    The Plan has received a favorable determination from the Internal Revenue
       Service, dated July 8, 1986, that it is exempt from federal income taxes; therefore, no provision for income taxes has been made. Subsequent to that date, the Plan has been amended and received a favorable determination from the Internal Revenue Service dated June 14, 1995 on the Plan as amended and adopted on May 18, 1995.

(6) ADMINISTRATIVE COSTS

    The Plan provides for payment of administrative costs out of plan income.
       Prior to 1995, the Bank elected to pay all administrative costs incurred to date and Bank personnel administered the Plan without charge to the Plan.

(7) TRUST FUNDS

    Prior to March 31, 1994, participants were able to elect to participate in any of six investments: a Fixed Income Fund (invested in the Bank's certificates of deposit), Stock Fund (invested in the Bank's common stock), Fidelity Money Market Fund, Fidelity Bond Fund, Fidelity Balanced Fund, and Fidelity Blue Chip Fund. Investments are made in various funds as designated by the participants. Effective April 1, 1994, the Fidelity Money Market Fund was eliminated as an investment election, and participants in this fund were transferred to other funds at the participants' request.

                                                                     (Continued)

                                 GREAT LAKES BANCORP
                             SAVINGS AND INVESTMENT PLAN


(8) RECONCILIATION TO FORM 5500

    In the accompanying financial statements, benefit amounts allocated to participants who have elected to withdraw from the Plan are recorded when paid. On Form 5500, allocated benefit amounts are removed from plan assets at termination from the Plan, which causes the following differences:

                                                                   December 31,
                                                                       1996
         -----------------------------------------------------------------------

         Assets available for benefits per the financial
            statements                                                $ 99,670

         Less benefit amounts allocated to participants who
            have elected to withdraw from the Plan                     (99,670)
         -----------------------------------------------------------------------

         Assets available for benefits per Form 5500                  $      0
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------


                                                                    Year ended
                                                                   December 31,
                                                                       1996
         -----------------------------------------------------------------------

         Net decrease in assets available for benefits per
            the financial statements                             $ (14,652,195)

         Less benefit amounts allocated to participants who
            have elected to withdraw from the Plan as of
            December 31, of the current year ended                     (99,670)

         Plus benefit amounts allocated to participants who
            had elected to withdraw from the Plan as of
            December 31, of the prior year ended                     3,367,187
         -----------------------------------------------------------------------

         Net decrease in assets available for benefits per
            Form 5500                                             $(11,384,678)
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

                                                                     (Continued)
                                       12

                                 GREAT LAKES BANCORP
                             SAVINGS AND INVESTMENT PLAN

                                                                   December 31,
                                                                       1995
         -----------------------------------------------------------------------

         Assets available for benefits per the financial
            statements                                            $ 14,751,865

         Less benefit amounts allocated to participants who
            have elected to withdraw from the Plan                  (3,367,187)
         -----------------------------------------------------------------------

         Assets available for benefits per Form 5500              $ 11,384,678
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

                                                                    Year ended
                                                                   December 31,
                                                                       1995
         -----------------------------------------------------------------------

         Net decrease in assets available for benefits per
            the financial statements                              $    841,733

         Less benefit amounts allocated to participants who
            have elected to withdraw from the Plan as of
            December 31, of the current year ended                  (3,367,187)

         Plus benefit amounts allocated to participants who
            had elected to withdraw from the Plan as of
            December 31, of the prior year ended                       943,216
         -----------------------------------------------------------------------

         Net decrease in assets available for benefits per
            Form 5500                                             $ (1,582,238)
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------


(9) PARTY-IN-INTEREST TRANSACTIONS

    The Plan engages in transactions involving the acquisition or disposition of the Bank's and TCF Financial Corporation's common stock. The Bank and TCF Financial Corporation are parties-in-interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.

                                                                      SCHEDULE I


                                 GREAT LAKES BANCORP
                             SAVINGS AND INVESTMENT PLAN

              Item 27a--Schedule of Assets Held for Investment Purposes

                                  December 31, 1996


      Description of investments                     Cost         Fair value
------------------------------------------------------------------------------

First American Prime Obligation                  $   99,670      $  99,670
   Class C


See accompanying independent auditors' report.

                                                                     SCHEDULE II


                                 GREAT LAKES BANCORP
                             SAVINGS AND INVESTMENT PLAN

                    Item 27d--Schedule of Reportable Transactions

                             Year ended December 31, 1996


SERIES OF TRANSACTIONS (INVOLVING ONE SECURITY) THAT EXCEED 5% OF PLAN ASSETS:

                                        Number of                Amount of
                                 ----------------------   ----------------------
    Description of asset          Purchases       Sales   Purchases         Sales      Net gain
--------------------------------------------------------------------------------------------------
   TCF Financial Common
       Stock*                        0              8   $        0     6,193,972       4,547,786

   First American Prime
       Obligation Class C
       Institutional Fund          141             99    9,331,910     9,820,236               0

   Great Lakes Bancorp
       Certificate of Deposit*       3              6    3,022,238     4,638,792               0

   Fidelity Blue Chip Fund           0              6            0     1,246,760         178,526


   *Parties-in-interest.



See accompanying independent auditors' report.

                                      Signatures




Pursuant to the requirements of the Securities Exchange Act of 1934, Great Lakes National Bank Michigan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            Great Lakes National Bank Michigan
                                            (Plan Sponsor and Plan
                                            Administrator of Great Lakes
                                            Bancorp 401(k) Savings and
                                            Investment Plan)


                                            By:   /s/ Barry N. Winslow
                                                 -------------------------------
                                                      Barry N. Winslow
                                                      President and
                                                      Chief Executive Officer


                                            By:   /s/ James S. Broucek
                                                 -------------------------------
                                                       James S. Broucek
                                                       Senior Vice President and
                                                       Controller




June 27, 1997

                   Great Lakes Bancorp Savings and Investment Plan

                                  Index to Exhibits
                                    For Form 11-K


   Exhibit                                                      Sequentially
   Number             Description                               Numbered Page
   ------             -----------                               -------------

    23                Consent of KPMG Peat Marwick LLP               18
                      dated June 27, 1997